| Form 1<br>Page 1<br>Execution<br>Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,<br>REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION<br>FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed<br>(MM/DD/YY):<br>12/20/2023 | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

**INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS**

☐ APPLICATION          ☒ AMENDMENT

1. State the name of the applicant:     BOX Exchange LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   101 Arch Street, Suite 610, Boston, MA 02110

   23008248

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:

   617-235-2239                               617-235-2253
   (Telephone)                                (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Alanna Barton          General Counsel          617-235-2239
   (Name)                 (Title)                  (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Alanna Barton

   101 Arch Street, Suite 610

   Boston, MA 02110

7. Provide the date applicant's fiscal year ends:     December 31

8. Indicate legal status of applicant:   ☐ Corporation      ☐ Sole Proprietorship      ☐ Partnership
                                         ☒ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): _8/26/2010_     (b) State/Country of formation:   Delaware, USA

   (c) Statute under which applicant was organized:   DLLCA Sec. 18-201

**EXECUTION:** The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3.   The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date:   12/20/2023                         BOX Exchange LLC
        (MM/DD/YY)                          (Name of applicant)

By:   _Alanna Barton_                      Alanna Barton, General Counsel
        (Signature)                         (Printed Name and Title)

Subscribed and sworn before me this __20__ day of _December_ , _2023_ by _Jillian Palmer_
                                                     (Month)      (Year)        (Notary Public)
My Commission expires _8/31/2029_ County of _Suffolk_ State of _Massachusetts_

*This page must always be completed in full with original, manual signature and notarization.*
*Affix notary stamp or seal where applicable.*

  

101 Arch Street
Suite 610
Boston, MA 02110

141 W Jackson Blvd,
Suite 280
Chicago, IL 60604

December 20, 2023

Via Electronic Submission

Ms. Molly Kim
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:     BOX Exchange LLC
        Amendment No. 71 to Form 1

Dear Ms. Kim:

Enclosed for filing is Amendment No. 71 to Form 1 (the "Amendment"). The Amendment
includes an updated execution page and amendments to Exhibits C and J to reflect Director
and Committee changes, pursuant to Securities Exchange Act of 1934 Rule 6a-2(a).

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by
this Amendment No. 71.

This Amendment No. 71 is being filed electronically based upon relief from Commission staff.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Alanna Barton
General Counsel

cc:     Johnna Dumler
        TM-Marketsupervision@sec.gov
        Glen R. Openshaw, Esq.

Enclosures



BOX EXCHANGE LLC


AMENDMENT No. 71
to
FORM 1 APPLICATION
and
EXHIBITS

**The Form 1 application is hereby amended as set forth in this Amendment No. 71.  The Form 1 application is not being modified in any respect other than to the extent set forth below.**



**Amendment to:**

**Exhibit C**

**Request:**
For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

**Exhibit C is hereby amended as set forth below. The Exhibit C is not being modified in any respect other than to the extent set forth below.**



**Amendment to Prior Response:**

**BOX Holdings Group LLC**

9. Officers of BOX Holdings Group LLC:
   - Drew Haney, SVP, Finance and Administration
   - Lisa Ruggiero, Secretary

   Directors of BOX Holdings Group LLC:
   - Michael Ptasznik, Chairman
   - Troy Kane, Vice Chairman
   - William Easley, Managing Director, Aragon Solutions, Ltd.
   - Luc Fortin, Chief Executive Officer, Montreal Exchange
   - Ashton Galya, Vice President, JP Morgan
   - Ryan Gould, Senior Vice President, Interactive Brokers Group, LLC
   - Amir Heravi, Managing Director, UBS Americas Inc.
   - Scott M. Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group, LLC
   - Marin Nitzov, Director of Systematic Options Trading, Citadel Securities Principal Investments LLC
   - Nate Pomeroy, Principal, Wolverine Holdings, L.P.
   - Nicole Rosenberg, Vice President, TMX Group Inc.

   Committees:
   Audit Committee:
   - William Easley
   - Scott Litvinoff
   - Nicole Rosenberg

   Executive Committee:
   - William Easley
   - Luc Fortin
   - Troy Kane
   - Scott Litvinoff
   - Michael Ptasznik
   - Nicole Rosenberg



**BOX Options Market LLC**

9. Officers of BOX Options Market LLC:
   - Patrick Zielinski, Chief Executive Officer
   - Lisa Ruggiero, General Counsel and Secretary

   Directors of BOX Options Market LLC:
   - Michael Ptasznik, Chairman
   - Troy Kane, Vice Chairman
   - Marguerite Donovan, Deputy Chief Regulatory Officer, BOX Exchange LLC
   - William Easley, Managing Director, Aragon Solutions, Ltd.
   - Luc Fortin, Chief Executive Officer, Montreal Exchange
   - Ashton Galya, Vice President, JP Morgan
   - Ryan Gould, Senior Vice President, Interactive Brokers Group, LLC
   - Amir Heravi, Managing Director, UBS Americas Inc.
   - Scott M. Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group, LLC
   - Marin Nitzov, Director of Systematic Options Trading, Citadel Securities Principal Investments LLC
   - Nate Pomeroy, Principal, Wolverine Holdings, L.P.
   - Nicole Rosenberg, Vice President, TMX Group Inc.

   Committees:
   Audit Committee:
   - William Easley
   - Scott Litvinoff
   - Nicole Rosenberg

   Compensation Committee:
   - Ryan Gould
   - Troy Kane
   - Michael Ptasznik

   Executive Committee:
   - Luc Fortin
   - Troy Kane
   - Scott Litvinoff
   - Michael Ptaznik
   - Nicole Rosenberg
   - Patrick Zielinski



**BOX Technology LLC**

9. Officers of BOX Technology LLC:
   - Rosanna Teti, Chief Executive Officer
   - David Wilson, Chief Technology Officer
   - Lisa Ruggiero, Secretary

   Directors of BOX Technology LLC:
   - Michael Ptasznik, Chairman
   - Marguerite Donovan, Deputy Chief Regulatory Officer, BOX Exchange LLC
   - William Easley, Managing Director, Aragon Solutions, Ltd.
   - Luc Fortin, Chief Executive Officer, Montreal Exchange
   - Troy Kane, Head of Global Derivatives and FICC Development, Citadel Securities Principal Investments LLC
   - Scott Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group, LLC
   - Nicole Rosenberg, Vice President, Governance, Legal and Business Affairs, TMX Group Ltd.
   - Patrick Zielinski, Chief Executive Officer, BOX Options Market LLC

   Committees:
   Compensation Committee:
   - Troy Kane
   - Scott Litvinoff
   - Michael Ptasznik



**Amendment to:**

**Exhibit J**

**Request:**
A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

**Exhibit J is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit J as set forth below.**

**Response:**

1. Officers: [No Change]

Each of the following officers were elected to serve until his or her successor is elected and qualified or until his or her earlier resignation or removal.

| Name: | Title: | Date of Commencement: |
|---|---|---|
| Tony McCormick | Chief Executive Officer | April 28, 2011 |
| Lisa Fall | President, Chief Legal Officer, and Secretary | April 28, 2011 |
| Bruce Goodhue | Chief Regulatory Officer | January 1, 2014 |
| Jamie Alano | Chief Risk Officer and Chief Information Security Officer | August 1, 2018 |
| Rich Hadley | Chief Financial Officer | January 1, 2021 |



2. Directors:

Each of the following directors was elected on December 19, 2023 in accordance with the BOX Exchange LLC Bylaws.

| Name: | Title: | Primary Business: |
|---|---|---|
| Ed Boyle | Non-Industry Director, Class I | None/Retired |
| Kurt Eckert | Participant Director, Class III | Options Trading |
| Sean Flynn | Participant Director, Class I | Options Trading |
| Michael Ptasznik | Facility Director, Class II | Facility Director |
| Paul Stevens | Non-Industry Director, Class II | None/Retired |
| Robert Whaley | Non-Industry Public Director, Class II | Professor |
| Susan Whiting | Non-Industry Director, Class III | None/Retired |

3. Committees:

Audit Committee
- Ed Boyle
- Paul Stevens
- Susan Whiting

Compensation Committee
- Paul Stevens
- Robert Whaley
- Susan Whiting

Regulatory Oversight Committee
- Paul Stevens
- Robert Whaley
- Susan Whiting

Risk Committee:
- Ed Boyle
- Kurt Eckert
- Sean Flynn
- Paul Stevens
- Robert Whaley

Nominating Committee
- Ed Boyle
- Kurt Eckert
- Sean Flynn



- Michael Ptasznik
- Paul Stevens
- Robert Whaley
- Susan Whiting